FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 22, 2003

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NDT VENTURES LTD.

PRESS RELEASE

September 3, 2003

#03-20

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

SOUTH VOISEY BAY PROJECT DRILL PROGRAM

NDT Ventures Ltd. (TSXV:NDE) (OTCBB:NDTVF) is pleased to announce that three high priority target areas have been selected for drilling on the South Voisey Bay Project.  The geophysical targets are located in an east-west trending structure in an area predominated by northwest-southeast features on property controlled by the South Voisey Bay Nickel Company (SVBN) and on adjacent claims.

The target areas were initially identified through an airborne MegaTEM electromagnetic (‘EM’) survey flown in April/May 2003 and further confirmed by recently completed AMT electromagnetic ground geophysics and large loop EM surveys.  The targets also coincide with residual east-west gravity and magnetic features.  The 2003 exploration program has been designed to identify nickel bearing massive sulphides associated with known olivine gabbros and their related feeder systems.

All three target areas are located on the North Gabbro in the general area of the highest grades and nickel tenors intersected on the South Voisey Bay Project to date.  Two of the target areas are located on the adjacent Donner/Commander joint venture property, with one target area located on the boundary of the Donner/Northern Abitibi joint venture property and the SVBN property.

The initial phase of drilling is expected to include approximately 1,200 metres of drilling.  Drilling is expected to begin the week of September 8th and the program is expected to last three to six weeks.

The 2003 program is being carried out by Falconbridge Limited.  Falconbridge can earn a 50% interest in the entire South Voisey Bay Project by spending $23 million on exploration over a five-year period.  Falconbridge has spent approximately $4.0 million to date on the project and has met the requirements up to the end of 2003 to maintain its option.

The ownership of SVBN is as follows: Donner Minerals Ltd. 79.69%; Cypress Development Corp. 11.36%; NDT Ventures Ltd. 6.55%; and UC Resources Ltd. 5.40%.

On Behalf of the Board,

NDT VENTURES LTD.

“Fred G. Hewett”______

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals and exploration results, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production, project development, ore reserve estimates, future anticipated reserves and cost engineering estimate risks, geological factors and exploration results.  See the Company’s Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: September 22, 2003